FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 13TH, 2018

1.         DATE, TIME AND PLACE: on June 13th, 2018, at 09:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs one and two of article 15 of the Bylaws and articles 7 and 8 of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

4.         AGENDA: (i) Analysis and deliberation of the proposal of the management to reallocate the amount of BRL 48,544,763.71 arising from tax incentives treated as subsidy for investments granted to the Company in the years of 2013 to 2017, initially destined to the Expansion Reserve provided in the Company's By-laws to the Tax Incentive Reserve; and (ii) Analysis and deliberation on the call notice of the Company’s Extraordinary General Shareholders Meeting, to be held on June 29th, 2018.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation of the proposal of the management to reallocate the amount of BRL 48,544,763.71 arising from tax incentives treated as subsidy for investments granted to the Company in the years of 2013 to 2017, initially destined to the Expansion Reserve provided in the Company's By-laws to the Tax Incentive Reserve: Messrs. Members of the Board of Directors decided to approve the management proposal, to be submitted to the Company's Shareholders' Meeting to reallocate the amount of BRL 48,544,763.71 (forty-eight million, five hundred and forty-four thousand, seven hundred and sixty-three Brazilian Reais and seventy-one centavos), arising from tax incentives treated as subsidy for investments granted to the Company in the years of 2013 to 2017 and pursuant to Supplementary Law No. 160/2017 and Law 12,973/2014, initially destined to the Expansion Reserve provided in the Company's By-laws to the Tax Incentive Reserve provided in Article 195-A of Law 6,404/76.

5.2. Analysis and deliberation on the call notice of the Company’s Extraordinary General Shareholders Meeting, to be held on June 29th, 2018: Messrs. Members of the Board of Directors decided to approve the call notice of the Company’s Extraordinary General Shareholders Meeting, to be held on June 29th, 2018.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 13th, 2018. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 13, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.